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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 51848

ALDA Pharmaceuticals Corp.

(Translation of registrant’s name into English)

635 Columbia St. New Westminster, B.C., Canada, V3M 1A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]               Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ��              No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date: March 28, 2008

By:

“Terrance G. Owen”

Name:

Terrance G. Owen, Ph.D., M.B.A.

Title:

President & CEO

____________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited, Prepared by Management)

MARCH 31, 2007

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD ENDED

	March 31 2007 (Unaudited)	June 30 2006 (Unaudited)
ASSETS
Current Assets
Cash and Equivalents	$ 2,753	$ 28,480
Receivables	26,783	29,056
Inventory	22,010	31,280
Prepaids	6,782	3,857

	58,328	92,673

Property and Equipment (Note 2)	1,988	8,199

Intangible Assets (Note 3)	116,000	116,000

	$ 176,316	$ 216,872

LIABILITIES
Current Liabilities Accounts Payable and Accrued Liabilities	$ 216,357	$ 59,504
Due to Related Party (Note 6(d)	5,000	-

	221,357	59,504
SHARE CAPITAL AND DEFICIT

Share Subscriptions Received	-	25,000

Share Capital (Note 4(b))	2,166,270	2,094,770

Contributed Surplus (Note 4(f))	111,899	79,299

Deficit	(2,323,210)	(2,041,701)

	(45,041)	157,368

	$ 176,316	$ 216,872

Commitments (Note 7)

Approved By Directors

________________________

Director

________________________

Director

See accompanying notes to the interim consolidated financial statements

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD

	Three Months Ended March 31		Nine Months Ended March 31
	2007	2006	2007	2006
Sales	$ 72,879	$ 47,694	$ 194,810	$ 164,861

Cost of Sales	(43,605)	(31,642)	(122,181)	(105,845)

Gross Profit	29,274	16,052	72,629	59,016

General & Administration Expenses

Advertising and Promotion	1,196	1,858	3,996	3,140
Amortization	2,071	2,070	6,211	6,211
Bad Debts	0	0	0	355
Conference/Travel	117	826	461	2,458
Consulting (Notes 6 (a),(c) and 4(d) and Note 7)	83,000	45,000	183,600	135,000
Dues and Filing Fees	4,932	6,776	15,300	19,705
Insurance	926	926	2,778	2,778
Interest and Bank Charges	1,207	1,072	2,159	2,594
Investor Relations (Notes 4(d))	312	14,439	7,512	47,816
Legal and Accounting	1,498	20,910	21,738	64,621
Office and Miscellaneous	4,065	7,524	13,855	16,766
Product Development	2,093	7,628	21,735	23,794
Rent (Note 6 (b))	6,798	7,977	21,573	22,935
Wage and Benefits (Notes 4(d))	8,063	17,471	64,708	60,871

Total General & Administration Expenses:	116,278	134,477	365,626	409,044

Loss from Operations	(87,004)	(118,425)	(292,997)	(350,028)

Other Income / (Expense)
Net Gain on Legal Settlement (Note5)	0	0	10,545	37,383
Interest Revenue / (Expense)	0	341	0	1,713
Other Revenue	943	0	943	0
	943	341	11,488	39,096

Loss for the Period	(86,061)	(118,084)	(281,509)	(310,932)

Deficit, Beginning of Period	(2,237,149)	(1,856,248)	(2,041,701)	(1,663,400)

Deficit, End of Period	$ (2,323,210)	$ (1,974,332)	$ (2,323,210)	$(1,974,332)

Loss Per Share	(0.00)	(0.01)	(0.01)	(0.01)

Weighted Average of Shares Outstanding	22,230,404	19,700,404	21,844,200	17,213,601

*See accompanying notes to the interim consolidated financial statements

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD

	Three Months Ended March 31		Nine Months Ended March 31
	2007	2006	2007	2006

Cash Provided by (used in):
Operations:

Loss for the Period	$ (86,061)	$ (118,084)	$ (281,509)	$ (310,932)
Item Not Involving Cash
Amortization	2,071	2,071	6,211	6,211
Stock-Based Compensation	(3,000)	0	32,600	1,156
	(86,990)	(116,013)	(242,698)	(303,565)

Changes in Non-Cash Working Capital Items
Decrease/ (Increase) in Accounts Receivable	(1,673)	3,275	2,273	4,715
Decrease/ (Increase) in Inventory	3,293	(713)	9,270	12,300
Decrease/ (Increase) in Prepaid	(3,840)	16,825	(2,925)	11,070
(Decrease)/ Increase in Accounts Payable and Accrued Liabilities	84,634	13,516	156,853	20,883
Advances from Related Parties	5,000	0	5,000	0
	424	(83,110)	(72,227)	(254,597)

Investing Activities:
Repayment of Note Receivable	0	0	0	7,988
	0	0	0	7,988

Financing activities:
Share Subscriptions Received / (Refunded)	0	0	0	195,800
Proceeds on Issuance of Shares	0	0	46,500	0
	0	0	46,500	195,800

Increase/ (Decrease) in Cash	424	(83,110)	(25,727)	(50,809)

Cash, Beginning of Period	2,329	103,964	28,480	71,663

Cash, End of Period	$ 2,753	$ 20,854	$ 2,753	$ 20,854

*See accompanying notes to the interim consolidated financial statements

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2007

1.

Nature of Operations

The Company was incorporated under the Company Act of British Columbia on May 30, 2000 and was classified as a Capital Pool Company as defined by the policies of the TSX Venture Exchange (“the Exchange”).  The Company completed its required Qualifying Transaction on November 13, 2003.   As a result of the Company completing the Qualifying Transaction, it ceased to be a Capital Pool Company, and its shares resumed trading on the Exchange effective November 19, 2003.

The Company’s main business activity is the development, production and marketing of infection control agent products, principally a product marketed as T36® Disinfectant.

Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp.

These interim consolidated financial statements include the accounts of ALDA Pharmaceuticals Corp. (“the Company”) and its wholly-owned subsidiary, Sirona Therapeutics Corp., whose name was changed on January 12, 2006 from “ALDA Institute For Preventive Health Care, Inc.”. On the same date, the Company has entered into a Technology License and Option Agreement with Sirona for the purposes of developing and commercializing therapeutic applications of ALDA’s patent-pending T36® infection control technology.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing.  In the opinion of the Company, the unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim period presented.

2.

Property and Equipment

	March 31, 2007			June 30, 2006
	Cost	Accumulated Amortization	Net	Net
Furniture and Fixtures	$ 7,683	$6,166	$1,517	$2,670
Computer Equipment	22,482	22,011	471	5,529
	$ 30,165	$28,177	$1,988	$8,199

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2007

3.

Intangible Assets

The intangible assets balance represents the carrying amount of certain intellectual property acquired in its Qualifying Transactions.  These assets were determined to have an indefinite life.  No further impairment loss against earnings was recognized for the 2006 year.  The net recoverable amount was estimated by management based on expected future cash flows that could be reasonably predicted.

The carrying amount of Intangible Assets was determined as follows:

Original Purchase Cost		$540,000
Less:
Impairment Loss in 2004	$ (179,000)
Impairment Loss in 2005	(245,000)
Impairment Loss in 2006	-
	(424,000)
Balance as at June 30, 2006,
December 31, 2006 and March 31, 2007		$116,000

4.

Share Capital

a)

Authorized:

Unlimited common shares without par value

b)

Issued and outstanding:

Issued:	Number of Shares	Amount
Balance as at June 30, 2005	15,784,404	$1,856,285
Private Placement (i)	3,916,000	195,800
Private Placement (ii)	1,100,000	55,000
Share Issue Costs	-	(12,315)
Balance as at June 30, 2006	20,800,404	2,094,770
Private Placement (iii)	1,430,000	71,500
Balance as at March 31, 2007	22,230,404	$2,166,270

i)

On December 21, 2005, the Company completed a private placement of 3,916,000 units of the Company at a price of $0.05 per unit for gross proceeds of $195,800. Each unit consists of one common share of the company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.  Legal fees in the amount of $5,352 were incurred in connection with the private placement.

ii)

On June 22, 2006, the Company completed a private placement of 1,100,000 units of the Company at a price of $0.05 per unit for gross proceeds of $55,000.  Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.  Legal fees in the amount of $6,963 were incurred in connection with the private placement.

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2007

4.

Share Capital (continued)

b)

Issued and outstanding (continued):

iii)

On September 13, 2006, the Company completed a private placement of 1,430,000 units of the Company at a price of $0.05 per unit for gross proceeds of $71,500.  Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.  The share subscription of $25,000 was received and recognized in the 2006 fiscal year.  The remaining balance of $46,500 was received and recognized for the period ended March 31, 2007.

c)

Escrowed shares:

During the period, 733,163 escrow shares included in issued share capital were fully released from the trust.  Subsequent to that period, there were no more escrow shares held in the trust.

d)

Incentive stock options:

A summary table summarizes information about stock options outstanding at March 31, 2007:

	Number of Shares	Weighted Average Exercise Price
Outstanding as at June 30, 2005	1,290,000	$0.19
Less: Expired During the Year	(752,353)	0.20
Outstanding as at June 30, 2006 (i)/(ii)	537,647	0.19
Less: Expired During the Period	(457,647)	0.18

Add: Granted During the Period
- Consultants/Advisors (i)	730,000	0.10
- Directors/Officers (ii)	900,000	0.10
- Employees (ii) and (iii)	100,000	0.10
Outstanding as at March 31, 2007	1,810,000	$0.11

The following table summarizes information about stock options outstanding at March 31, 2007:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable
80,000	$0.20	April 4, 2007	80,000
1,630,000	$0.10	August 2, 2008	1,430,000
100,000	$0.10	August 2, 2011	100,000
1,810,000			1,610,000

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2007

4.

Share Capital (continued)

d)

Incentive stock options (continued):

i)

During the nine months period ended March 31, 2007, the Company granted options to acquire 730,000 common shares of the Company to certain consultants and scientific advisors for their services provided to the Company.  Options to acquire 730,000 common shares of the Company have an exercise price of $0.10 per share. 430,000 options have an exercisable period of two years from the date of grant; the 300,000 options have an exercisable period of five years from the date of grant. 530,000 options vested immediately.  The remaining options are subject to other performance criteria. The options to acquire 430,000 common shares of the Company have an estimated fair value of $0.02 per share ($8,600) and the options to acquire 300,000 common shares of the Company have an estimated fair value of $0.04 per share ($12,000).  $12,600 has been recognized and charged against earnings during the period ended March 31, 2007.

ii)

During the nine months period ended March 31, 2007, the Company granted options to acquire 1,150,000 common shares of the Company to employees, directors and senior officers.  The options have an exercise price of $0.10 with an exercisable term of two years from the date of the grant.  All options vested immediately with an estimated fair value of $0.02 per share. $23,000 has been recognized and charged against earnings during the period ended March 31, 2007.

iii)

During the same period ended March 31, 2007, options granted to an employee to acquire 150,000 common shares of the Company were cancelled due to the employee’s departure.  The related expense of $3,000 ($0.02 per share), previously booked in wages and benefits in the Statement of Operations, is reversed and charged against the contributed surplus.

Stock-based compensation expense is presented in the Statement of Operations and Deficit as follows:

March 31, 2007
Consulting (Note 4(d)(i))	$10,600
Investor relations (Note 4(d)(i))	2,000
Wages and benefits (Note 4(d)(ii) and (iii))	20,000
Total stock-based compensation	$32,600

The fair value-based accounting method was applied to all stock options granted during the 2007 year.  No options were granted during the 2006 year.

The fair value of each option was estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

2007
Dividend yield	0%
Expected volatility	118.14%
Risk free interest rate	4.16%
Expected average option term	2.48 years

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2007

4.

Share Capital (continued)

d)

Incentive stock options (continued):

The Black-Scholes model, used by the Company to calculate option values was developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards.  This model also requires highly subjective assumptions, including future stock price, volatility, and expected time until exercise, which greatly affects the calculated value.

e)

Warrants:

The Company has issued warrants entitling the holders to acquire common shares of the Company.  A summary of changes in unexercised warrants is presented below.

	Warrants @ $0.235 (1)	Warrants @ $0.20 (2)	Agent Warrants @ $0.20 (3)	Warrants @ $0.10 (4)	Warrants @ $0.10 (5)	Warrants @ $0.10 (6)	Warrants @ $0.10 (7)	Total
Outstanding June 30, 2005	6,000,000	3,000,000	220,500	-	-	-	-	9,220,500
Granted during year	-	-	-	3,916,000	1,100,00	-	-	5,016,000
Expired during year	(6,000,000)	-	-	-	-	-		(6,000,000)
Outstanding, June 30, 2006	-	3,000,000	220,500	3,916,000	1,100,000	-	-	8,236,500
Granted during period	-	-	-	-	-	1,430,000	-	1,430,000
Expired during period	-	(3,000,000)	(220,500)	(3,916,000)	-	-	-	(3,220,500)
Warrant Extension	-	-	-	-	-	-	3,916,000
Outstanding December 31, 2006	-	-	-	-	1,100,000	1,430,000	3,916,000	6,446,000

(1)

Terms of the warrants were amended to reduce the exercise price to $0.235 per share, exercisable until November 13, 2005

(2)

Exercisable until September 15, 2006, granted pursuant to private placement

(3)

Exercisable until September 15, 2006, granted pursuant to private placement

(4)

Warrants granted pursuant to private placement (Note (b)(i)) were expired on December 22, 2006

(5)

Exercisable until June 22, 2007, granted pursuant to private placement (Note (b)(ii))

(6)

Exercisable until September 12, 2007, granted pursuant to private placement (Note (b)(iii))

(7)

Terms of the warrants in (4) were amended to extend the exercisable period of the warrants in (4) to December 22, 2007 at the exercise price of $0.10 per share

The fair value of agent warrants to acquire 220,500 common shares of the Company at a price of $0.20 per share was estimated to be approximately $0.01 per warrant (totaling $2,205), using the Black-Scholes option pricing model.

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2007

4.

Share Capital (continued)

f)

Contributed surplus:

Contributed surplus at March 31, 2007, is summarized as follows:

Balance, June 30, 2006	79,299
Options issued to consultants/advisors (Note 4(d)(i))	12,600
Options issued to directors/officers (Note 4(d)(ii))	18,000
Options issued to employees (Note 4(d)(ii))	5,000
Options forfeited cancelled (Note 4(d)(iii))	(3,000)
Balance, March 31, 2007	$ 111,899

5.

Gain on Legal Settlement

i)

A company opposing a trademark application made in Canada by ALDA commenced legal proceedings during the 2003 year claiming damages in respect to alleged infringement of trademark.  ALDA had filed a Statement of Defence.  The Statement of Claim was subsequently amended to add the Company as a defendant in the action.

On May 23, 2005, the Company entered into a Settlement agreement with that company, whereby the Company agreed to terminate the use, and application for registration of, the trademark “Viralex”. The Company must discontinue the use of that trademark in advertising and other promotional disclosures, liquidate its inventory of goods bearing the trademark “Viralex”, and rename the Viralex product within twelve months from the date of the agreement, in consideration for payment of $30,000 (US). These funds were held in escrow by the Company’s lawyer until the Company issued a press release regarding the settlement of the trademark dispute, and withdrew its application for the “Viralex” trademark, which occurred during the period ended September 30, 2005.

ii)

On August 2, 2005, the Company received the proceeds from the Company’s lawyer regarding the        settlement of the trademark dispute. The proceeds of the settlement for a total amount of $37,383 ($30,000 (US)) has been recorded in the Statement of Operations and Deficit as “Gain on legal settlement” for the period ended September 30, 2005.

During the 2005 year, the Company commenced legal action against the competitor described above with respect to certain alleged defamatory statements made by the competitor.  This claim was settled effective July 12, 2006, by an agreement under which the Company is to receive an amount of $15,000 from the competitor.  The proceeds of the settlement, net of associated legal costs in the amount of $4,455, have been recognized in the Statement of Operations and Deficit for the period ended March 31, 2007.

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2007

6.

Related Party Transactions

a)

During the three month period ended March 31, 2007, the Company incurred consulting fees of $30,000 (2006: $30,000) to companies controlled by directors of the Company.

b)

During the three month period ended March 31, 2007, the Company incurred premises rent of $6,798 (2006: $7,480) to a company controlled by a director of the Company.

c)

During the three month period ended March 31, 2007, the Company incurred consulting fees of $15,000 (2006: $15,000) to a major shareholder of ALDA.

c)

Included in liabilities at March 31, 2007, was $5,000 (2006: $Nil) due to related party without interest.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

Commitments

a)

Effective January 1, 2006, the Company entered into an agreement to lease its office premises with a term of one year.  The Company’s remaining minimum lease payment obligations under the agreement as at June 30, 2006, totaled $17,070, payable in the 2007 year.

b)

During the 2006 year, the Company entered into an agreement with its product supplier.  Under the agreement, the supplier assumes all the costs of manufacturing of the Company’s T36® products, and as consideration, receives a percentage, ranging from 40% to 65%, of the Company’s selling price.  The supplier also has a right of first refusal to manufacture other products from the Company.  The agreement will be terminated by either party with 90 days written notice.

c)

During the period ended March 31, 2007, the Company entered into an agreement with Rhone Alternative Marketing Partners (“RAMP”) of Geneva, Switzerland to assist the Company in raising substantial capitals in Europe to undertake the testing and registration of the topical therapeutic applications of ALDA’s T36® technology.

d)

During the period ended March 31, 2007, the Company entered into an agreement with Group 270 Sales & Marketing   Inc. (“Group 270”) to assist the Company in introducing and marketing ALDA’s T36® Personal Disinfectant into major regional and national pharmacy chains across Canada.

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2007

8.

Subsequent Event

a)

Subsequent to the period ended March 31, 2007, ALDA is undertaking a private placement of up to 8 million units of the Company at a price of $0.10.  Each unit consists of one common share of ALDA and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of ALDA at a price of $0.20 per common share for a period of twelve (12) months after the date of issuance of the purchase warrant and at a price of $0.30 per common share for the subsequent period of twelve (12) months.

b)

Subsequent to the period ended March 31, 2007, ALDA granted incentive stock option to certain directors and employees to purchase 500,000 common shares at an exercise price of $0.11 with a term of two years, expiring on April 12, 2009.  1,150,000 common shares were granted at an exercise price of $0.12 with a term of two years, expiring on May 3, 2009.

c)

Insiders of the Company sold 3,205,825 common shares of ALDA at prices ranging from $0.11 to $0.17 per share.  The proceeds obtained through the sale of these shares will be used by these insiders to exercise up to 2,775,000 Units of the private placement and 900,000 share options.

d)

Subsequent to the period ended March 31, 2007, options to acquire 80,000 common shares of the Company at an exercise price of $0.20 were expired unexercised.

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA Pharmaceuticals Corp. 635 Columbia Street, New Westminster, British Columbia,V3M 1A7 Telephone:604-521-8300; Facsimile:604-521-8322

Form 51-102F1

Management’s Discussion & Analysis

for the quarter ended March 31, 2007

May 30, 2007

The statements contained in this report that are not purely historical are forward-looking statements. “Forward looking statements ” include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.

________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED MARCH 31, 2007

1.1

Date

This Management Discussion and Analysis (“MD&A”) for the quarter is dated May 30, 2007 and should be read in conjunction with the consolidated financial statements of ALDA Pharmaceuticals Corp. (“ALDA” or the “Company”) for the financial year ended March 31, 2007. All financial information is expressed in Canadian dollars and is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

1.2

Overall Performance

On November 13, 2003, ALDA Pharmaceuticals Corp., formerly Duft Biotech Capital Ltd., completed the acquisition of the assets of 513947 BC Ltd., formerly ALDA Pharmaceuticals Inc. (“the Qualifying Transaction”), and a $1.2 Million financing arranged by Canaccord Capital Corporation (“the Financing”).

ALDA has developed a family of wide spectrum, non-toxic, non-corrosive, biodegradable infection control products based on its patent pending T36® technology. The emergence of SARS, Norwalk Virus and new strains of influenza have created a market demand for a highly effective, non-toxic and environmentally friendly disinfectant. ALDA’s first product, T36® Disinfectant, has been tested on over 50 infectious bacteria, viruses and fungi. T36® Disinfectant kills on contact and is virtually 100% effective in destroying all of them, including HIV, Polio, Legionella and the Norwalk-like virus, within a 3-minute period and Tuberculosis within 5 minutes. T36® Disinfectant has been approved by Health Canada for use as a hospital grade, surface disinfectant and by the Canadian Food Inspection Agency (CFIA). T36® Disinfectant is available through distributors in Canada, the EU and the worldwide web to consumers internationally. The ability to kill Polio and TB means that T36® Disinfectant is also acknowledged to be effective against all bacteria and viruses including Avian Flu, SARS, Norwalk Virus, HIV, Legionella and Hepatitis.

The market for disinfectant products is competitive.  Competitors are already well established in the market for disinfectant products.  The introduction of a new product into an existing market can be met with aggressive marketing, price cutting and distribution impediments by competitors.  To obtain market share, the Company must penetrate a market with established competitors and to obtain sufficient recognition to be able to displace existing disinfectant products.  Substantial funds will have to be spent on marketing and education.  Competitors may be developing new technologies and new products that will offer significant improvements over existing products, including those offered by the Company.

Market knowledge of the ALDA name is limited.  ALDA will need to devote considerable resources to educate new markets about the Company products it offers.  In establishing new markets, the Company will be competing with companies that are potentially already entrenched in such markets or that may be better funded than the Company.  ALDA also faces significant costs and risks associated with the protection and exploitation of its intellectual property.  Competitors with significantly more resources may have an advantage over the Company in terms of the establishment, protection and exploitation of patents and other intellectual property.  All of these factors are material to the Company and its business.

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ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED MARCH 31, 2007

1.3

Selected Information

For the three months ended on		March 31, 2007		March 31, 2006		March 31, 2005
Revenue(1)		$72,879		$47,694		$46,407
Net Loss		$(86,061)		$(118,084)		$(134,638)
Basis and Diluted Loss Per Share	$	(0.00)	$	(0.01)	$	(0.01)
Total Assets		$176,316		$207,800		$678,887
Long-Term Liabilities		$0		$0		$0

(1) Interest Income Excluded

●

The Company experienced a loss of $80,061 from its operations.  Although the Company observed an increase in sales over the comparable periods for the previous year, the sales were not enough to offset the expenses incurred during the period.  Without any external financing from the issuance of equity, the Company had Accounts Payable and Accrued Liabilities of $216,357on March 31, 2007 compared to $59,504 on March 31, 2006.  A significant portion of the outstanding liability was compensation that was not paid to the executives of the Company.  During the period ended on March 31, 2007, the Company received $5,000 advances from a related party.  The advances were used to retain the Rhone Alternative Marketing Partners (“RAMP”) of Geneva, Switzerland, to assist the Company in raising capital in Europe to undertake the testing and registration of the topical therapeutic applications of ALDA’s T36®  technology.   Current assets declined from $678,887 on March 31, 2005 to $176,316 on March 31, 2007.  This decline was attributable to the impairment loss of the intangible assets of $245,000 recognized on June 30, 2005 and declines of approximately $170,000 in cash, $20,000 in receivable and $40,000 in inventory.

1.4

Results of Operations

Sales

For the three months and nine months ended March 31, 2007, sales were $72,879 and $194,810, respectively, compared to $47,694 and $164,861, respectively, for the same periods ended March 31, 2006. Sales generated for the period were due to the sale of the company’s surface disinfectant, T36® Disinfectant and T36® Hand Sanitizer, through its distributors to first responders, dental and beauty markets.

Cost of Sales

For the three months and nine months ended March 31, 2007, the cost of sales were $43,605 and $122,181, respectively, compared to $31,642 and $105,845 respectively, for the same corresponding period ended March 31, 2006.  Cost of sales includes the direct costs of the inventory sold during the period plus warehousing costs and handling charges.

Gross Profit (Loss)

For the three months ended March 31, 2007, a 40% profit margin or $29,274 was observed compared to 34% profit margin or $16,052 recognized for the same corresponding period ended March 31, 2006.  The improvement in profit margin was solely due to the cost saved in warehousing and handling charges.  For the nine months ended March 31, 2007, a 37% profit margin or $72,629 was observed which was in line with the profit margin of 36% or $59,016 in the same quarter ended on 2006.

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ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED MARCH 31, 2007

1.3

Selected Information

Advertising and Promotion

Advertising and promotion costs for the three months ended March 31, 2007 were $1,196 compared to $3,996 for same period ended on 2006. Costs in this category include printing costs for marketing materials and providing samples of products to existing and potential distributors and customers. As the Company is trying to promote the T36® Personal Disinfectant and the Hand Sanitizer to a more broadly targeted market, the Company expects to see an increase in marketing expenditures in the subsequent quarters.  As well, the Company will be assisting its distributors to further penetrate the products to other untapped market.

Consulting

Consulting fees for the three months and nine months ended March 31, 2007 were $78,000 and $178,600, respectively, $10,600 of was related to stock options granted to a consultant of the Company during the nine months period. In the corresponding periods ended March 31, 2006, the consulting fees were $45,000 and $135,000 respectively. The remuneration of the executives of the company for services provided through their consulting companies was as follows.

●

$15,000 to 503213 BC Ltd., a company controlled by Dr. Terrance G. Owen, President & CEO, for services related to directing the technical aspects of research and development, product testing, domestic and international product registrations and intellectual property protection; negotiating and establishing international marketing agreements; assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities; directing the company’s legal and accounting professionals; advising officers and directors of company matters and ensuring that the regulatory requirements of the company are fulfilled.

●

$15,000 to 612480 BC Ltd., a company controlled by Peter Chen, CFO, for advising on the financial aspects of research and development, product testing, domestic and international product registrations and intellectual property protection; negotiating and establishing international marketing agreements; assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities; directing the company’s legal and accounting professionals; advising officers and directors of company matters and ensuring that the regulatory requirements of the company are fulfilled.

●

$15,000 to 680806 BC Ltd., a company controlled by Dr. Allan Shapiro for advising on and assisting with research and development, marketing and sales, product testing, domestic and international product registrations and intellectual property protection and attending conferences, conducting seminars and training sessions and providing presentations at conferences.

The incurred consulting expenses were not paid to the executives of the Company during the quarter ended March 31, 2007.  Included in the consulting expenses at the period ended March 31, 2007 were   $33,000 paid to external consultants for their assistance provided in promoting and marketing the Company’s products.

As announced in the news released issued on December 6, 2006, the Company has retained Rhone Alternative Marketing Partners (“RAMP”) of Geneva, Switzerland to raise funds in Europe to undertake the testing and registration of the therapeutic applications of ALDA’s T36® technology.  $5,000 was paid to RAMP in connection with their services provided to the Company during the period ended March 31, 2007.

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ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED MARCH 31, 2007

Investor Relations

The funds allocated to this category decreased substantially over the periods ended March 31, 2007.  Investor relations activities amounted to $5,312 and $12,512 for the three months and nine months ended March 31, 2007 compared to $14,439 and $47,816 incurred in the corresponding period of the previous year. Expenses in this category were mainly due to the dissemination of news releases provided by Canada Newswire and CCN Matthews and services provided by Freefrom Communications, Inc.

During the same period of last year, services provided by E-Vestor Relations came to an end on December 16, 2005 and the services of Insight Financial Marketing Network, Inc. were engaged at a cost of $7,500. During the nine month period ended March 31, 2007, $2,880 of the costs was related to non-cash stock-based compensation for the stock options granted to Freeform Communications Inc.

Legal and Accounting fees

Legal and accounting fees were $1,498 for the three months period and $21,738 for the nine months ended March 31, 2007 compared to $20,910 and $64,621 for the same corresponding period ended March 31, 2007, respectively.  Accounting fees primarily consisted of the cost of the reviewing the quarterly statements. Legal fees incurred in the period included costs for closing of private placements, the completion of legal action against a competitor and other general legal matters.

Product Development

Product development costs for the three months and nine months ended March 31, 2007 were $2,093 and $21,735 respectively compared to $7,628 and $23,794 for the same corresponding months ended March 31, 2007.  Costs incurred in this category were primary due to laboratory testing and ongoing patent application costs for the T36® technology.

Wages and Benefits

Wages and benefits were $8,603 and $64,708, respectively, for the three months and nine months ended March 31, 2007.  $23,000 of $64,708 incurred was booked to the stock options granted to the employees and directors during the period. However, during the same period ended March 31, 2007, options granted to an employee to acquire 150,000 common shares of the Company were cancelled due to the employee’s departure.  The related expenses of $3,000 previously booked in this category was reversed and charged against the contributed surplus.  In a comparable three months and nine months ended March 31, 2007, the wages and benefits were $17,471 and $60,871. Costs in this category include wages paid to the accounting and administrative assistance and to the sales and marketing staff.

Other Income

With respect to the legal settlement due to certain alleged defamatory statements made by a competitor, the Company recognized and recorded a net of $10,545 in the Statements of Operations and Deficits for the period ended March 31, 2007.  The net gain on a legal settlement in the comparable period ended December 31, 2005 was $37,383 (US$30,000) paid by JohnsonDiversey Inc. to the Company to resolve a trademark dispute over the name “Viralex”.

Loss for the Period

The losses for the three months and nine months ended March 31, 2007 were $86,061 and $281,509, respectively, compared to $118,084 and $310,932 for the same corresponding periods ended March 31, 2007.  Losses for periods ended March 31, 2007 and March 31, 2006 were reduced by recognizing a gain from legal settlement of $10,545, and $37,383 (US$30,000), respectively.  The Company remains committed to launch new products, such as the T36® Personal Disinfectant, in the foreseeable future as announced in the news release dated December 5, 2006 about the appointment of Group 270 to build retail sales.  The pursuit of the new products requires the Company to invest continuously in research and development, foreign registrations and intellectual property protection. As a result, further losses will be recognized in the subsequent periods.

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ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED MARCH 31, 2007

Loss for the Period

The losses for the three months and nine months ended March 31, 2007 were $86,061 and $281,509, respectively, compared to $118,084 and $310,932 for the same corresponding periods ended March 31, 2007.  Losses for periods ended March 31, 2007 and March 31, 2006 were reduced by recognizing a gain from legal settlement of $10,545, and $37,383 (US$30,000), respectively.  The Company remains committed to launch new products, such as the T36® Personal Disinfectant, in the foreseeable future as announced in the news release dated December 5, 2006 about the appointment of Group 270 to build retail sales.  The pursuit of the new products requires the Company to invest continuously in research and development, foreign registrations and intellectual property protection. As a result, further losses will be recognized in the subsequent periods.

Loss per Share

The loss per share for the three months and nine months ended March 31, 2007 was $0.00 and $0.01, respectively, compared to a loss per share of $0.01and $0.01, respectively in the same period ended March 31, 2006.  The loss per share was calculated based on the loss for the period and the weighted average of shares outstanding during that relevant period. For the three months and nine months ended March 31, 2007, the weighted average of shares outstanding was 22,230,404 and 21,844,200; the weighted average of shares outstanding for the three months and nine months ended March 31, 2006, was 19,700,404 and 17,213,601, respectively.

1.5

Summary of Quarterly Results.

Quarter ended	Mar/07	Dec/06	Sept/06	Jun/06	Mar/06	Dec/05	Sept/05	Jun/05
Revenue	72,879	64,356	57,575	58,736	48,035	61,446	57,094	75,210
Net loss	86,061	90,182	105,266	67,371	118,084	137,213	55,633	370,908
Loss/share	0.00	0.00	0.00	0.00	0.01	0.01	0.00	0.03
Total assets	176,316	175,743	208,320	216,872	207,800	312,192	237,141	300,893

The revenues generated primarily from the sale of T36® Disinfectant and T36® Hand Sanitizer in Canada. The increase in sales over the quarter was due to the addition of the T36® Hand Sanitizer to the line of products. In general, a reduction in operating losses has been observed but net losses have fluctuated due to a write-down of assets of $245,000 in the quarter ended June 30, 2005, a gain of $37,383 on a legal settlement in the quarter ended September 30, 2005, higher than usual legal costs in the quarter ended December 31, 2005, and the addition of stock option related expenses being realized in the quarter ended September 30, 2006. Resources spent on patenting, research and development, and product registrations have declined as these tasks have been largely completed or are in the registration or review process. All resources were invested in marketing, product development, intellectual property protection and the other requirements of an operating company that is introducing a new technology and products to the market.

1.6

Liquidity

Although the company generates revenues from the sale of its lead product, T36® Disinfectant, sales are still occurring only in Canada. Approvals have been obtained for T36® Disinfectant in the European Union and Malaysia but no sales have been realized in these jurisdictions. Approval for T36® Disinfectant was received in China as announced by the Company in a news release dated November 30, 2006. The Company’s agent is now seeking manufacturing approval in China for T36® Disinfectant. The company now has trained staff in place to undertake sales and marketing initiatives in Canada and internationally as opportunities arise. The company is also focused on developing, testing, patenting, and introducing new products to the market and seeking licenses or partners for certain applications of the T36® technology. The first new product to be introduced is T36® Personal Disinfectant as announced by the company in a news release dated December 5, 2006. Management is also evaluating the possibility of acquiring technologies that are complementary to T36® and launching similar type of products lines in the subsequent future. It is expected that the company will need to undertake further financings.

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ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED MARCH 31, 2007

1.7

Capital Resources

As of March 31, 2007, the Company had 22,230,404 common shares issued and outstanding. The Company has 6,446,000 unexercised outstanding warrants priced at $0.10 as summarized in Note 4e. During the period, the Company received an approval from TSX to extend 3,916,000 Warrants that should have been expired on December 21, 2006 to December 21, 2007 at the same exercise price of $0.10 per share.  The outstanding stock options as at December 31, 2006, as summarized in Note 4d, were 1,810,000, with a weighted average exercise price of $0.11 per option. Subsequent to the period, options to acquire 80,000 of the Company’s common share at an exercise price of $0.20 were expired unexercised.

At this current stage, there is no guarantee that the Company will derive any proceeds from the exercise of outstanding warrants and there is no assurance that additional funding will be available to the Company to fulfill its business objectives.  There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Many of the Company’s products still require further development and laboratory testing in order to obtain required regulatory approvals.  A lack of funds will impair the ability of the Company to complete such tests.  A lack of funds will also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale.  If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation.  ALDA may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

1.8

Off-Balance Sheet Arrangements

The company is not aware of any off-balance sheet transactions requiring disclosure.

1.9

Transactions with Related Parties

Certain transactions with related parties are detailed in Note 6 under the paragraph entitled “Related Party Transactions”. For the three months and nine months ended March 31, 2007, Rent of $6,798 (2006: $7,977) and $21,573 (2006: $22,935) was paid to Duft Enterprises Corp., a company controlled by Terrance G. Owen, President & CEO.

Included in liabilities at March 31, 2007, was $5,000 (2006: $NIL) due to related party without interest.

1.10

Third Quarter Events, 2007

During the same period ended March 31, 2007, options granted to an employee to acquire 150,000 common shares of the Company has been forfeited cancelled due to the employee’s departure.  The related expenses of $3,000 previously booked in wages and benefits was reversed and charged against the contributed surplus.

1.11

Proposed Transactions

The company is not aware of any proposed transactions requiring disclosure.

1.12

Critical Accounting Estimates

The company is a venture issuer and is not required to provide critical accounting estimates.

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ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED MARCH 31, 2007

1.13

Changes in Accounting Policies Including Initial Adoption

Effective July 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Accounting Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). The new recommendations were applied prospectively to all stock-based payments to employees and non-employees granted on or after July 1, 2001. Under CICA 3870, prior to July 1, 2003, the Company was not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that were direct awards of stock, called for settlement in cash or other assets, or were stock appreciation rights that called for settlement by the issuance of equity instruments. Consequently the adoption of the standard had no impact on the figures presented other than the pro forma disclosure contained in Note 4(d). During the year ended June 30, 2004, CICA 3870 was amended to require the use of the fair value-based method to account for stock options granted to employees. In accordance with the revised recommendations, the Company has prospectively applied the fair value-based method to all stock options granted to employees on or after July 1, 2003, whereby compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook, Section 3063, Impairment of long-lived assets ("CICA 3063"). The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003.  The financial statements include a note providing reconciliation to United States Generally Accepted Accounting Standards (“GAAS”)

1.14

Financial Instruments

The Company’s financial instruments consist of cash and equivalents, receivables, note receivable, accounts payable and accrued liabilities, and loan payable. The fair value of these instruments approximates their carrying values except where otherwise noted. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments except where otherwise noted.

1.15

Other MD&A Requirements

(a)

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

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ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED MARCH 31, 2007

1.15

Other MD&A Requirements (Continued)

(b)

Disclosure of Outstanding Share Data

The following table summarizes our outstanding share capital as at March 31, 2007:

Security	Number
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares	22,230,404

Each class and series of securities for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities

Stock Options

Warrants

Convertible Debentures

1,810,000 6,446,000 0
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Common Shares	8,256,000

(c)

Disclosure Controls and Procedures

The management of ALDA is responsible for establishing and maintaining disclosure controls and procedures for the Company and has designed such disclosure controls and procedures, or caused them to be designed under ALDA management’s supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to ALDA management by others within those entities particularly during the period covered by this MD&A.

ALDA management has evaluted the effectiveness of the Company’s disclosure controls and procedures for the period covered by this MD&A and based on that evaluation, management has concluded that the disclosure controls and procedures are effective.

(d)

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Management has considered the effectiveness of design of the Company’s internal controls and procedures over financial reporting and has noted weaknesses in internal controls over financial reporting such as a lack of segregation of duties because of limited staff members.

Management intends to initiate steps to remedy the noted shortcomings over the next fiscal year by carrying out a management assessment of the weaknesses with a view to improving areas where weaknesses exist and implementing procedures aimed at minimizing the risk of material error in its financial reporting.

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ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED MARCH 31, 2007

1.16

Subsequent Events to March 31, 2007

a)

Subsequent to the period ended March 31, 2007, ALDA is undertaking a private placement of up to 8 million units of the Company at a price of $0.10 as announced by the company in news releases dated April 4 and April 30, 2007.  Each unit consists of one common share of ALDA and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of ALDA at a price of $0.20 per common share for a period of twelve (12) months after the date of issuance of the purchase warrant and at a price of $0.30 per common share for the subsequent period of twelve (12) months.

b)

Subsequent to the period ended March 31, 2007, ALDA granted incentive stock options to certain directors and employees to purchase 500,000 common shares at an exercise price of $0.11 with a term of two years, expiring on April 12, 2009.  1,150,000 common shares were granted at an exercise price of $0.12 with a term of two years, expiring on May 3, 2009.

c)

Insiders of the Company sold 3,205,825 common shares of ALDA at prices ranging from $0.11 to $0.17 per share.  The proceeds obtained through the sale of these shares will be used by these insiders to exercise up to 2,775,000 Units of the private placement and 900,000 share options.

d)

Subsequent to the period ended March 31, 2007, options to acquire 80,000 common shares of the Company at an exercise price of $0.20 were expired unexercised.

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ALDA Pharmaceuticals Corp – 3rd Quarter Financials March 2007